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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LCT Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

80 Pascal Ln
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lou Talarico (Name) 917-371-2149 (Area Code – Telephone Number) lou.talarico@lctcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Boulevard, Suite 7090 (Address) Denver (City) CO (State) 80237 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 349 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LCT CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2023

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**

OATH OR AFFIRMATION

I, Louis Talarico, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of LCT Capital, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Member

[signature]

Notary Public

AMIT PARASHER
Notary Public, State Of Texas
Expires December 8, 2024
I.D.# 130925640

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☒ (z) Other: SIPC General Assessment Reconciliation

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LCT Capital, LLC

CONTENTS

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
LCT Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LCT Capital, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spicer Jeffries LLP

We have served as LCT Capital, LLC's auditor since 2014.

Denver, Colorado
February 23, 2024

LCT Capital, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS

ASSETS:	
Cash	$ 4,208,808
Litigation receivable	18,000,000
Prepaid expenses	3,750,000
Total assets	**$ 25,958,808**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable	$ 21,822
Accrued expenses	82,437
Term Loan (net of debt issuance cost of $295,565)	10,883,701
Total liabilities	**10,987,960**
MEMBER'S EQUITY:	14,970,848
Total liabilities and member's equity	**$ 25,958,808**

The accompanying notes are an integral part of this statement

LCT Capital, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2023

REVENUE:	
Fee income	$ 15,189,611
Interest income	419
Litigation income	18,000,000
Total revenue	**33,190,030**
EXPENSES:	
Commission expense	15,062,419
General and administrative expenses	978,822
Interest expense	205,768
Total expenses	**16,247,009**
NET INCOME:	**$ 16,943,021**

The accompanying notes are an integral part of this statement

LCT Capital, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2023

BALANCE, December 31, 2022	$	27,827
Distributions		(2,000,000)
Capital Contribution		0
Net Income		16,943,021
BALANCE, December 31, 2023	**$**	**14,970,848**

The accompanying notes are an integral part of this statement

LCT Capital, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	16,943,021
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase)/decrease in litigation receivable		(18,000,000)
(Increase)/decrease in prepaid expenses		(3,750,000)
Increase/(decrease) in accounts payable		17,219
Increase/(decrease) in accrued expenses		(65,715)
Net cash available from operating activities		**(4,855,475)**
CASH FLOWS FROM FINANCING ACTIVITIES:		8,883,701
NET INCREASE IN CASH		4,028,226
CASH, at beginning of year		180,582
CASH, at end of year	**$**	**4,208,808**
Supplemental disclosure of cash flows:		
Cash paid for interest	$	205,768

The accompanying notes are an integral part of this statement

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

LCT Securities, LLC is a Delaware Limited Liability Company organized on April 26, 2010. On March 10, 2011, LCT Securities, LLC amended its certificate of formation with the state of Delaware to change its name to LCT Capital, LLC (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA") The Company was approved by these regulatory bodies on January 4, 2011. In this capacity, the Company provides financial advisory services to private and public companies with respect to mergers and acquisitions related activities as well as capital-raising activities and private placements. The Company's members include Louis C. Talarico III and Lesley R. Robertson.

The Company, under Footnote 74, is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition

The Company's primary sources of revenue are fees earned from engagement agreements for advisory services. The Company records these fees when the terms of the agreements are met. In this capacity, the Company provides financial advisory services with respect to M&A related activities as well as capital raising efforts.

The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Revenue from capital raising and M&A advisory services is generally recognized at the point in time that performance under the arrangement is completed (the closing or funding date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for capital raising activities when the Customers draw funds from capital providers. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity. However, the financial statements do include an accrual for Texas Franchise Taxes as a result of the Company operating in the state of Texas. The Company is treated as a pass-through for federal income tax purposes.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company's members are taxed individually on their shares of the Company's earnings. The Company is not subject to income tax return examinations by major taxing authorities for years before 2020. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

Fair Value of Financial Instruments

The carrying amounts reflected in the financial statements for cash, litigation receivable, prepaid expenses, accounts payable and accrued expenses approximate their respective fair values due to the short maturities of these instruments.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchases with a maturity date of three months or less when purchased to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2023, the Company had a net capital deficit and net capital requirements of ($6,779,152) and $732,531, respectively. As such, the Company is net capital deficient as of December 31, 2023. The Company has ceased conducting a securities business.

NOTE 3 - CONTINGENCIES AND OFF-BALANCE SHEET RISK

The Company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking assignment. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company has a substantial portion of its assets on deposit with banks.

Assets deposited with banks are subject to credit risk. In the event of a bank's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits.

On or about November 15, 2023, the Company entered into an agreement (described in Note 4) to monetize certain assets related to the NGL Litigation (described in Note 5). The agreement allows the Company to monetize up to $18.0 million of the litigation related assets. As a result, the Company has realized an $18.0 million litigation receivable and litigation gain.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

On or about November 15, 2023, the Company entered into a loan and security agreement with certain lenders (the "Term Loan"). The commitments under the Term Loan facility are $18 million. The Term Loan is secured by a first priority lien on certain assets related to the NGL Litigation (described in Note 5). At December 31, 2023, the balance of the term loan, net of issuance costs was $10,883,701.

The Company had no related party transactions for the year ended December 31, 2023.

NOTE 5 - LITIGATION

On September 29, 2015, an amended complaint titled *LCT Capital, LLC v. NGL Energy Partners LP and NGL Energy Holdings LLC* was filed in Superior Court of the State of Delaware in and for New Castle County (the "NGL Litigation"). In the complaint, LCT Capital alleged that it is owed fees for services rendered with respect to a significant corporate transaction, and asserts claims for breach of contract, unjust enrichment/*quantum meruit*, and fraudulent misrepresentation. After rulings prior to a jury trial in 2018, LCT Capital was limited to pursuing claims of (i) *quantum meruit* and (ii) fraudulent misrepresentation against the defendants.

Following a jury trial conducted in Delaware state court from July 23, 2018 through August 1, 2018, the jury returned a verdict consisting of an award of $4.0 million for *quantum meruit* and $29.0 million for fraudulent misrepresentation, subject to statutory interest. On December 5, 2019, the trial court ordered a retrial as to damages only. The trial court rulings were appealed by both the Company and defendants to the Delaware Supreme Court. On January 29, 2021, the Delaware Supreme Court ordered a new trial on damages with respect to *quantum meruit* only.

Following a second jury trial conducted in Delaware state court from February 6, 2023 through February 15, 2023 the jury returned a verdict with an award of $36.0 million for *quantum meruit*, subject to statutory interest. A final order and judgement was entered by the trial court on February 16, 2023 in the amount of $56.0 million which includes statutory interest. On August 23, 2023, three highly-rated sureties posted a supersedeas bond in favor of the Company in the amount of $59.0 million.

LCT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(Concluded)

The case is currently on appeal to the Delaware Supreme Court. The Company intends to continue to pursue these claims vigorously.

NOTE 6 - SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Supplemental Information

LCT Capital, LLC

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2023

CREDIT:		
Member's equity	$	14,970,848
DEBITS:		
Non-allowable assets:		(21,750,000)
Other assets		--
Total debits		(21,750,000)
NET CAPITAL DEFICIT:		**(6,779,152)**
Minimum requirements of 6 2/3% of aggregate indebtedness of $10,987,960 or $5,000, whichever is greater		732,531
Net capital deficit	**$**	**(7,511,683)**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	21,822
Accrued expenses		82,437
Term Loan		10,883,701
Total aggregate indebtedness	**$**	**10,987,960**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL:		**NM**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2023.

See Report of Independent Registered Public Accounting Firm

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
LCT Capital, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Footnote 74 of SEC Release 34-70073 in which (1) LCT Capital, LLC (the "Company") identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. 240.15c3-3 and (2) the Company stated that the Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of SEC Release 34-70073.

Spicer Jeffries LLP

Denver, Colorado
February 23, 2024

LCT Capital, LLC
80 Pascal Ln
Austin, Texas 78746
Tel: (512) 291-6038

LCT Capital, LLC ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a- 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

We identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R. § 240.15c3-3. The Company met the identified provisions of Footnote 74 throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with Footnote 74 and its statements. The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct.

LCT Capital, LLC

By:______________________________

Name: Lou Talarico

Title: Member

Dated: February 9, 2024

SIPC General Assessment Reconciliation

December 31, 2023

Total Revenue	$	15,190,030
Less Interest Income:		(419)
SIPC Net Operating Revenues	**$**	**15,189,611**
General assessment at .0015	$	22,784
Less: Payment made in SIPC-6 filed		(9,686)
Total assessment balance due	**$**	**13,908**

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
LCT Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2023, which were agreed to by LCT Capital, LLC (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences:

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2023, with the amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Denver, Colorado
February 23, 2024